Exhibit 3.1

Amendment No. One to the Bylaws

of Nuvilex, Inc. (a Nevada Corporation)

These amendments to the bylaws (“Bylaws”) of Nuvilex, Inc. (“Company”) are subject to and governed by Chapter 78 of Nevada Revised Statutes and any successor statute, as it may be amended from time to time, and the Articles of Incorporation of the Company.

1. Section 3.02 is hereby amended and restated to read in its entirety as follows:

3.02 Number; Qualification; Election; Term. The Board of Directors shall consist of not less than one member. A Director need not be a Shareholder or resident of any particular state or country. The Directors shall be elected at any special or annual meeting of the Board of Directors, except as provided in Bylaw 3.03 and 3.05. Each Director elected shall hold office until his successor is elected and qualified. Each person elected as a Director shall be deemed to have qualified unless he states his refusal to serve shortly after being notified of his election.

2. Section 3.03 is hereby amended and restated to read in its entirety as follows:

3.03 Change in Number. The number of Directors may be increased or decreased from time to time by the affirmative vote of a majority of the Board of Directors. Any directorship to be filled by reason of an increase in the number of Directors shall be filled by the Board of Directors for a term of office continuing only until the next election of one or more Directors; provided that the Board of Directors may not fill more than five such directorships during the period between any two successive annual meetings or special meetings of the Board of Directors.